

December 7, 2010

Brian L. Hauff, President and CEO
Silicon South, Inc.
9160 Diamond Road
Richmond, BC
Canada

> **Re: Silicon South, Inc.**
> **Form 8-K**
> **Filed November 9, 2010**
> **File No. 000-51906**

Dear Mr. Hauff:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed November 9, 2010

Item 1.01 – Entry into a Material Definitive Agreement, page 2

1. We note the references to certain payments made into a trust account and the retirement of certain debt in your Form 10-Q for the quarterly period ended September 30, 2010. Please revise this section to more fully describe the consideration received by the parties involved in the definitive Agreement and Plan of Reorganization to consummate the described transactions.

Business, page 3

2. Please revise to provide the form and year of your organization. See Item 101(h)(1) of Regulation S-K.

3. We note your disclosure in the second paragraph of your MD&A on page 14 where you refer to your agreement with The Peoples University of China, which approves the Ecofluid technology for use in China. We also note your discussion of governmental and international approvals and regulations in the risk factors on page 11 and the first risk factor on page 12. Please revise your disclosure in this section to discuss the specific government approvals required for your business as currently contemplated and the effect of such government approvals or regulations on your business. See Item 101(h)(4)(viii) and (ix).

Overview, page 3

4. Please clarify your use of the term "Exclusive Rights" in quotations in various locations in your filing, including, for example, the second paragraph of page three, the fifth paragraph of page four, and other locations throughout your filing.

5. We note your disclosure in the fourth paragraph of page three. Please briefly describe the "technology first proven in Europe by the original inventors" and which aspects of such technology were advanced and patented by Ecofluid Systems Inc. For example, distinguish the USBF process that has existed for 50 years and is presumably unpatented from the patented technology you license from Ecofluid Systems Inc.

6. Please identify the "two leading researchers" you refer to in the fourth paragraph of page three.

7. It is unclear why you refer to Ecofluid Systems Inc. as "the Parent Company" in various locations in your filing when it appears you do not have a parent-subsidiary relationship with such company. See, for example, the first paragraph of page four and the first paragraph in your MD&A on page 14. Please revise to clarify or advise.

8. We note your statement that "ALPHA's Ecofluid technology advanced plants based on the USBF & US Patented process, address the constant demands of their customers to produce high quality effluent for water recycling." Revise through your document to clarify the current status of the company's operations.

Competition, page 4

9. Please revise to briefly expand upon the competitive conditions in the industry. Please clarify your competitive position in the industry and state the principal methods of competition.

10. We note your disclosure that the "new textbook by Metcalfe and Eddy will go a long way toward validating USBF as an approved technology for consulting engineers." Please revise to provide the basis for this statement.

11. Revise to clarify the meaning of your statement that "until a state has its own USBF installation, regulatory approval of a system is not possible."

12. Please clarify the meaning of the last two sentences of the second paragraph of this section. It is unclear what you mean by "network effects" and why it would be true that "what works in one jurisdiction is not seen as valid proof a new technology will work in another region."

Technology Agreements, page 4

13. Please revise to provide more detailed disclosure of the particular rights you have licensed from Ecofluid Systems Inc. and the material terms of the license agreement. For example, describe which patents and trademarks you have licensed, the duration of the agreement, the countries or regions your license applies to, and other material terms. We note your existing disclosure on page three and in this section.

14. In this regard, clarify what you mean by "S.E. Asian" countries as used in various locations throughout your filing, including in the first paragraph of this section. For example, we note your reference to India in the last paragraph of page three.

15. Please also provide the duration of the underlying Ecofluid patents, trademarks or other intellectual property that you have licensed and whether such intellectual property is protected in the jurisdiction in which you intend to operate. See Item 101(h)(4)(vii) of Regulation S-K.

16. We note you indicate that the company has entered into an agreement with Ecofluid Systems, Inc. to purchase their assets, patents, trademarks, technology rights and intellectual property rights for their wastewater treatment systems. Revise to describe the material terms of this agreement.

17. Revise to address when the company entered into the license agreement with Ecofluid Systems, Inc. Also indicate when the company entered into the purchase agreement with Ecofluid Systems.

Our Business, page 4

18. Revise your disclosure to clarify the current status of the company's operations. Address whether the company has sold or installed any wastewater treatment system in China or any other S.E. Asian countries to date.

19. We note your statement that "the Company is presently negotiating with strategic partners in China who have strong relationships with both the Chinese Central and

Regional Governments." Revise to clarify the status of any negotiations. Also address whether there are any agreements with these strategic partners. Clarify, of true, that there are no assurances that the company will reach a deal with these strategic partners or that they will have any influence on the sale of wastewater systems. Finally, provide a basis for your statement that the partners have strong relationships with the Chinese Central and Regional Governments.

Employees, page 6

20. You state that "the Company relies on Ecofluid Systems, Inc. employees as required …." Revise to address this statement in your description of the company's agreement with Ecofluid Systems.

Risk Factors, page 6

Regulatory Risks, page 11

21. It is unclear to us how the second risk factor on page 11 relates to your business. Please revise to clarify.

22. Please clarify how the various environmental regulations listed in the first risk factor on page 12 relate to your business.

23. Please revise to address the environmental regulations you are subject to in China and elsewhere.

24. In this regard it is unclear which "Department of Health Services" you are referring to in the first sentence of this risk factor.

25. It is also unclear why Alberta Environment or the United States Environmental Protection Agency would govern your activities when the only offices described in your filing are located in British Columbia, Canada.

26. Furthermore, describe more fully your practices for disposing of hazardous substances within the jurisdictions described, or elsewhere, as referenced in the second sentence of this risk factor.

Risks Related to Our Common Stock, page 12

27. We note your statement in the second risk factor of this section that you "believe [y]our existing cash and investments will be sufficient to meet [y]our anticipated cash requirements at least through the first quarter of 2011." Please revise to include the basis for this statement given your apparent lack of any assets or revenue. It is also unclear what "investments" you are referring to.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

28. We note that you own the exclusive license to the Ecofluid Technology in China. Please tell us and disclose the consideration that you gave in order to obtain these rights.

Recent Developments, page 14

29. We note the discussion of your agreement with The Peoples University of China. Please provide more detailed disclosure of the material terms of the agreement. For example, it is unclear how you have entered into an agreement without determining the "remuneration for introductions and for consulting services." It is also unclear what is entailed by the university's right to "investigate the technology." Please revise here or elsewhere as appropriate.

Financial Overview, page 14

30. We note you indicate that the company continues to incur research and development expenses for the development of new products. Please address the research and development conducted by the company in your business section. Additionally, please revise to indicate the amount spent on research and development for each of the last two fiscal years.

Results of Operations, page 16

31. Please provide more detailed disclosure on the "consulting and professional fees" described in this section and the reason why they decreased between the six months ended June 30, 2009 and 2010. Also address why the general and administrative expenses increased.

32. Please revise to address the lack of a salary expense for each six month period.

33. Please provide more detail on the increase in salary expense for the fiscal years ended December 31, 2008 and 2009.

Liquidity and Capital Resources, page 17

34. We note that you have entered into an agreement to purchase the assets of Ecofluid Systems by December 30, 2010. Please disclose the amount at which you have agreed to purchase these assets and how you intend to finance the purchase. Tell us whether you will be acquiring or succeeding to Ecofluid's business through the purchase of its assets. Your response should address, among other things, the criteria of Rule 11-01(d) of Regulation S-X. If you will be acquiring or succeeding to Ecofluid's business, please

provide its historical financial statements along with pro forma information in the amended Form 10 information.

35. We note you indicate that the company believes it will obtain sufficient funding through related party notes, debt financing or an equity offering. Please revise to clarify if the company has any commitments to obtain these funds. Also address whether the company has any external sources of liquidity.

Management, page 19

36. Please provide the principal business of Asiamera Capital, Inc. in the descriptions of the business experience of your management. See Item 401(e)(1) of Regulation S-K.

37. Please revise the description of Mr. Mayer's business experience to describe the "numerous companies" to the extent he has advised them in the past five years and to provide the dates during which he held the various positions you have identified in his background. See Item 401(e)(1) of Regulation S-K.

38. Please revise your disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that your directors should serve in such capacity, in light of your business and structure. See Item 401(e)(1) of Regulation S-K.

Certain Relationships and Related Transactions, and Director Independence, page 21

39. We note your disclosure on page 14 of your Form 10-K for the fiscal year ended December 31, 2009 that you have borrowed funds from shareholders to fund the company. We also note several references to transactions with "related parties" on page 17 of your Form 8-K. Please provide the disclosure required by Item 404 of Regulation S-K regarding these transactions or advise.

40. Please expand your disclosure of transactions with related persons to provide all of the information required by Item 404(a) of Regulation S-K. In this regard, we note that you have only provided the amount "currently" owed to Asiamera pursuant to the described promissory note.

Beneficial Ownership of Certain Beneficial Owners and Management, page 22

41. We note your disclosure in footnote 2 that "Brian Huff … is considered to have beneficial ownership of an additional 2,215,000 shares of the Company. Shengfeng Justin Wang … is also considered to have beneficial ownership of an additional 2,125,000 shares of the Company." Revise your beneficial ownership table to include those shares in the beneficial ownership amounts for Brian Huff and Shengfeng Justin Wang or advise us why these shares should not be included in the table.

42. Please revise to identify the control person for 5240 Investments Ltd. Also address any relationship with the company or its officers and/or directors.

Market Information, page 23

43. Please provide the range of high and low bid information for your common stock for each full quarterly period the interim periods for which you have included financial statements. See Item 201(a)(1)(iii) of Regulation S-K.

Dividends, page 23

44. Please provide a discussion of any restrictions on your payment of dividends. We note, for example, the disclosure provided on page eight of your Form 10-K for the fiscal year ended December 31, 2009.

Recent Sales or Purchases of Unregistered Securities, page 24

45. We note that you claim to have relied on Regulation D for certain transactions described in this section but have not filed any corresponding Form Ds with us. Please file such Form Ds as appropriate or advise.

46. Please revise to indicate the aggregate amount of consideration for each transaction.

47. Please revise to provide the facts relied upon to make the noted exemptions available.

Exhibits

48. Please file the following exhibits, along with any other exhibits required by Item 601 of Regulation S-K for a Form 10 filing, with your amended Form 8-K or advise us of why you think they are unnecessary:

- License Agreement with Ecofluid Systems Inc.
- Agreement granting you the non-exclusive right to purchase Ecofluid Systems, Inc.
- Agreement with The Peoples University of China.
- Promissory Note with Asiamera and other financing arrangements.

Exhibit 99.1

Financial Statements, page F-1

49. We note on page 14 under the heading Financial Review, the Company's inception was in 2005 while the statement of stockholders' equity (deficit) indicates inception occurred in 2007. Please clarify when inception occurred, revise your financial statement headings

to include the date of inception and disclose the date in note one. Also please have your independent registered public accounting firm revise its audit report to identify the date of inception in the first paragraph of their opinion.

Notes to Financial Statements December 31, 2009 and 2008, page F-8
Note 1. General Organization and Business, page F-8

50. Please confirm to us and revise to disclose whether the financial statements of Alpha Wastewater, Inc (AWI) include all costs of doing business, including those costs incurred by Asiamera on its behalf. Refer to the guidance of SAB Topic 1.B.1.

Note 2 – Summary of Significant Accounting Practices - Stock Based Compensation, page F-8

51. FASB ASC 718-10-2 requires that costs resulting from share based payment transactions with employees be recognized in the financial statements and that an entity apply a fair-value based measurement method in accounting for such transactions. Please revise your disclosure to exclude references to the accounting and disclosure treatment prescribed by APB 25. Alternatively, you may remove the accounting policy for share-based payments if you have not issued any share-based payments.

Balance Sheets as of June 30, 2010, page F-12

52. We note that the amended closing date of the merger was November 10, 2010. Accordingly, you are required to provide separate financial statements of AWI through the date of the quarter preceding the closing date of the merger. Amend the 8-K to provide interim financial statements of AWI as of and for the interim period ended September 30, 2010 so that there is no lapse in reporting for the financial statements of AWI. Update the pro forma financial statements as well.

Notes to Financial Statements, page F-15

53. We note prior to the merger AWI was entirely reliant on Asiamera for all of its financing. In view of the fact the combined entity still does not generate any revenue and has no liquidity or capital resources, please disclose in a footnote whether Asiamera or other third parties will provide financing and if any formal agreements exist to cover administrative costs incurred by the company.

Form 10-Q for fiscal quarter ended September 30, 2010
Item 1. Financial Statements, page 3

54. We note that Silicon South presented $99,960 of cash in trust. Please describe to us the purpose of the cash in trust, the nature of its restrictions, and how the cash is presented in the financial statements of Silicon South and AWI. In addition, please describe to us the amounts and timing of payments made to Silicon South.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne, Accounting Branch Chief, at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or David Link at (202) 551-3356 with any other questions.

Sincerely,

John Reynolds
Assistant Director